                                      FORM 6-K

                         SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                              Report of Foreign Issuer
                       Pursuant to Rule 13a - 16 or 15d-16 of
                         the Securities Exchange Act of 1934

                            For the month of August 29, 1997

                            Intertape Polymer Group Inc.

             110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4


               [Indicate by check mark whether the registrant files or
             will file annual reports under over Form 20-F or Form 40-F.

                    Form 20-F  [ X ]              Form 40-F _____


                  [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is also
            thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes _____                  No [ X ]


                 [If "Yes" is marked, indicate below the file number
            assigned to the registrant in connection with Rule 12g3-2(b):
  82-_____

                                      SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


INTERTAPE POLYMER GROUP INC.
----------------------------


August 29, 1997                             BY: /s/ Andrew M. Archibald C.A.
                                                -------------------------------
                                                Vice President, Finance &
                                                Chief Financial Officer

                   -----------------------------------------
                            SECOND QUARTERLY REPORT
                   -----------------------------------------

                                      1997

                                [LOGO INTERTAPE]

MESSAGE TO SHAREHOLDERS

     It is encouraging to report that an all-time sales record was achieved in the second quarter. Comparisons to that of the previous year are as follows:

     -  Sales increased by 35%, or $22.7 MM

     -  Gross profits increased by 28.6%, or $5.5 MM

     -  Net earnings increased by 14%, or $1 MM

     - Earnings per share increased by 13.8%, or $0.04 to $0.33 under Canadian GAAP

     After two moderately disappointing quarters, sales in the woven division have returned to historic levels. There is strong demand for this product line and the gains made during this quarter should continue for the remainder of the year. Related FIBC sales maintained their high levels, despite the fact that we discontinued some of the less profitable items within this product category. Distribution sales showed solid growth in all products with the single exception of hot melt tapes, whose sales were flat. Shrink and stretch films combined provided a growth in excess of 100% compared to last year. Between the two, stretch films showed the highest increase, while shrink films maintained their historic gain in market share. The acquisition of Tape, Inc. has proven to be a profitable and timely decision. Finally, I am glad to report that beverage container results were excellent.

     The improvement in gross margins over the first quarter was a direct result of higher sales and lower unit costs. We fully expect sales to continue to grow each successive remaining quarter of the year. Cost reduction remains a continuous process, particularly in our FIBC and Tape, Inc. operations. The initiatives undertaken at the beginning of the year continue to further reduce costs. While maintaining our focus on larger and traditional customers, the Company is gradually increasing the number of smaller accounts it services, which will further expand our margins.

     Fibope, our operation in Portugal, enjoyed record sales and profits this quarter as well. The expansion underway to double their capacity will be completed during the fourth quarter, and substantial grants from the European Community have been secured to finance this operation. The number of supermarkets using IFCO crates doubled during this quarter. We remain convinced that market demand will continue to increase as North America's grocery industry further realizes the potential for substantial savings by using our crates. We are confident that IFCO crates will become a significant part of our product offering in the future.

     The Company continues its efforts to locate appropriate acquisition candidates. Recently, these efforts have resulted in a number of initiatives and we are fairly confident that we could be in a position to report a successful conclusion sometime during the balance of the year.

     The outlook remains positive, with increasing sales and declining costs adding to our momentum.

Melbourne F. Yull
Chairman and Chief Executive Officer
August 4, 1997

                                                                [LOGO INTERTAPE]

                             CONSOLIDATED EARNINGS

                                                                  FOR THE PERIOD ENDED JUNE 30,
                                                            -----------------------------------------
                                                               THREE MONTHS           SIX MONTHS
                                                            -------------------   -------------------
                                                              1997       1996       1997       1996
                                                            --------   --------   --------   --------
                                                                           (Unaudited)
                                                                In thousands of Canadian dollars,
                                                                       using Canadian GAAP
Sales...................................................    $ 87,511   $ 64,783   $169,019   $120,968
Cost of sales...........................................      62,775     45,575    122,722     83,886
                                                             -------    -------    -------    -------
Gross profit............................................    $ 24,736   $ 19,208   $ 46,297   $ 37,082
                                                             =======    =======    =======    =======
Selling, general and administrative expenses............      10,885      7,929     20,400     15,153
Research and development................................         480        285        911        686
Amortization of goodwill................................         590        445      1,180        890
Financial expenses......................................         995        182      2,022        517
                                                             -------    -------    -------    -------
                                                            $ 12,950   $  8,841   $ 24,513   $ 17,246
                                                             =======    =======    =======    =======
Earnings before income taxes............................      11,786     10,367     21,784     19,836
Income taxes............................................       3,650      3,300      6,650      6,300
                                                             -------    -------    -------    -------
Net earnings for the period.............................    $  8,136   $  7,067   $ 15,134   $ 13,536
                                                             =======    =======    =======    =======
Retained earnings -- beginning of period................      83,031     56,379     78,506     51,953
Dividend................................................       --         --        (2,473)    (2,043)
                                                             -------    -------    -------    -------
Retained earnings -- end of period......................    $ 91,167   $ 63,446   $ 91,167   $ 63,446
                                                             =======    =======    =======    =======

                                                                         EARNINGS PER SHARE
                                                                    FOR THE PERIOD ENDED JUNE 30,
                                                                  THREE MONTHS         SIX MONTHS
                                                                -----------------   -----------------
                                                                 1997      1996      1997      1996
                                                                -------   -------   -------   -------
Cdn GAAP....................................................    $  0.33   $  0.29   $  0.61   $  0.56
Cdn GAAP Fully diluted......................................    $  0.32   $  0.28   $  0.59   $  0.54
U.S. GAAP -- Cdn$...........................................    $  0.32   $  0.28   $  0.59   $  0.54
U.S. GAAP -- US$............................................    $  0.23   $  0.21   $  0.43   $  0.40
                                                                =======   =======   =======   =======

The Financial Accounting Standard Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) 128, Earning per Share, which requires public companies to present basic earnings per share (EPS) and, if applicable, diluted earnings per share, instead of primary and fully diluted EPS. The Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Early application is not permitted. Restatement of all prior period EPS data presented will be required in the fourth quarter.

GRAPH

SALES -- IN MILLIONS OF CDN $ GRAPH

GROSS PROFIT -- IN MILLIONS OF CDN $ GRAPH

GROSS MARGIN -- AS A % OF SALES GRAPH

WORKING CAPITAL -- IN MILLIONS OF CDN $ GRAPH

NET EARNINGS (CDN GAAP) -- IN MILLIONS OF CDN $ GRAPH

EARNINGS PER SHARE (CDN GAAP) -- IN CDN $

                              CONSOLIDATED CHANGES
                               IN CASH RESOURCES

                                                                  FOR THE PERIOD ENDED JUNE 30,
                                                            -----------------------------------------
                                                               THREE MONTHS           SIX MONTHS
                                                            -------------------   -------------------
                                                              1997       1996       1997       1996
                                                            --------   --------   --------   --------
                                                                           (Unaudited)
                                                                In thousands of Canadian dollars,
                                                                       using Canadian GAAP
OPERATIONS
Net earnings for the period...............................  $  8,136   $  7,067   $ 15,134   $ 13,536
Non-cash items
  Depreciation and amortization...........................     4,869      3,088      9,558      6,275
  Deferred income taxes...................................       300         34        400        234
                                                            ---------  ---------  ---------  ---------
                                                              13,305     10,189     25,092     20,045
Changes in non-cash working capital items.................   (14,174)   (10,421)   (25,415)   (28,392)
                                                            ---------  ---------  ---------  ---------
Source (use) of cash during the period....................  $   (869)  $   (232)  $   (323)  $ (8,347)
                                                            =========  =========  =========  =========
FINANCING
Issue of long-term debt...................................        --      1,676         --     46,957
Repayment of long-term debt...............................    (1,110)      (347)    (6,462)   (44,681)
Issue of common shares....................................       182         75      2,974        861
Dividend paid.............................................        --         --     (2,473)    (2,043)
                                                            ---------  ---------  ---------  ---------
Source (use) of cash during the period....................  $   (928)  $  1,404   $ (5,961)  $  1,094
                                                            =========  =========  =========  =========
INVESTMENT
Additions to fixed assets.................................    (9,929)   (14,024)   (17,958)   (22,453)
Decrease (increase) in other assets.......................    (2,106)      (124)    (2,622)       (65)
                                                            ---------  ---------  ---------  ---------
Source (use) of cash during the period....................  $(12,035)  $(14,148)  $(20,580)  $(22,518)
                                                            =========  =========  =========  =========
Increase (decrease) in cash during the period.............   (13,832)   (12,976)   (26,864)   (29,771)
Effect of foreign currency translation adjustments........      (203)      (170)       240       (232)
Cash (bank indebtedness), beginning of period.............    (8,909)    33,782      3,680     50,639
                                                            ---------  ---------  ---------  ---------
Cash (bank indebtedness), end of period...................  $(22,944)  $ 20,636   $(22,944)  $ 20,636
                                                            =========  =========  =========  =========

                           CONSOLIDATED BALANCE SHEET

                                                                                 AS AT JUNE 30,
                                                                               -------------------
                                                                                 1997       1996
                                                                               --------   --------
                                                                                   (Unaudited)
                                                                                 In thousands of
                                                                                Canadian dollars,
                                                                               using Canadian GAAP
ASSETS
Current assets.............................................................    $131,193   $134,005
Fixed assets...............................................................     165,628    129,376
Goodwill and other, at amortized cost......................................      73,600     54,433
                                                                               --------   --------
Total assets...............................................................    $370,422   $317,814
                                                                               ========   ========
LIABILITIES
Current liabilities........................................................    $ 50,781   $ 39,945
Long-term debt and other...................................................      70,194     67,775
                                                                               --------   --------
Total liabilities..........................................................    $120,975   $107,720
                                                                               ========   ========
SHAREHOLDERS' EQUITY.......................................................     249,446    210,094
                                                                               --------   --------
Total liabilities and SHAREHOLDERS' equity.................................    $370,422   $317,814
                                                                               ========   ========

                                 COMMON SHARES

                                                    AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE
                                                                     PERIOD ENDED
                                                    -----------------------------------------------
                                                        THREE MONTHS               SIX MONTHS
                                                      1997        1996          1997        1996
                                                    ---------   ---------     ---------   ---------
Canadian GAAP...................................    24,846,000  24,183,000    24,674,000  24,134,000
Canadian GAAP -- Fully diluted..................    26,364,000  25,788,000    26,305,000  25,896,000
U.S. GAAP.......................................    25,609,000  25,233,000    25,616,000  25,179,000

                                                                [LOGO INTERTAPE]

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

                            INFORMATION REQUEST FORM

I would like to receive or continue receiving financial information on the Company.

Name:

Title:

Firm:

Address:


Province /State:

Postal Code / Zip:

Telephone:

Fax:

Please send me now and on a regular basis

(Please indicate number of copies requested):

[ ] Annual & Quarterly Reports
---------------------------------------- #
[ ] Fax Updates (Press Releases only)
---------------------------------------- #

Please indicate your occupation:

[ ] Investment Dealer                              [ ] Analyst
[ ] Institution/Corporation                        [ ] Journalist
[ ] Institutional Broker                           [ ] Retail Broker
[ ] Institutional Investor                         [ ] Shareholder
[ ] Investment Banker                              [ ] Other

                       Please fax a copy of this page to:
                            The Secretary-Treasurer
                          Intertape Polymer Group Inc.
                                 1-514-731-5477

                               or write to us at:
                      110 E Montee de Liesse, St-Laurent,
                             Quebec, Canada H4T 1N4

                        or contact us via the Internet:
                       Website: www.intertapepolymer.com
                           E-Mail: aarchi609@aol.com

                                                               Printed In Canada

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